NextCure, Inc.

9000 Virginia Manor Road, Suite 200

Beltsville, Maryland 20705

November 12, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Healthcare and Insurance

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	NextCure, Inc. Registration Statement on Form S-1 File No. 333-234639 Acceleration Request
	Requested Date:	Thursday, November 14, 2019
	Requested Time:	5:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), NextCure, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to become effective on November 14, 2019, at 5:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such other time as the Company may orally request by telephone. The Company hereby authorizes William Intner and Nick Hoover of Hogan Lovells US LLP, counsel to the Company, to make such request on its behalf. In making this request, the Company acknowledges that it is aware of its responsibilities under the Act.

Please direct any questions or comments concerning this request to Mr. Intner at (410) 659-2778, and once the Registration Statement has been declared effective, please notify Mr. Intner by calling him at the same phone number.

Very truly yours,

NextCure, Inc.

/s/ Steven P. Cobourn
By: Steven P. Cobourn
Title: Chief Financial Officer